Exhibit 99.10
Media release

Update on Rio Tinto Kennecott after SLC earthquake

18 March 2020

Rio Tinto’s Kennecott mine near Salt Lake City (SLC), Utah, was today impacted as a result of a 5.7-magnitude earthquake close to the town of Magna. All employees have been safely accounted for and evacuated from the potential risk areas. At this stage we have identified limited damage to the operation or risk to the surrounding community. A detailed inspection of the complex is currently being conducted, in conjunction with the local emergency services and Utah Department of Transportation.
As a precaution, all operations have been temporarily halted and, in line with standard procedures pre-agreed with the Utah Department of Transportation, State Road 201 has been temporarily closed while the inactive South (Magna) tailings storage facility is inspected. This is an inactive historic tailings storage facility that is stable and being actively monitored and managed, under a plan reviewed and endorsed by a panel of independent geotechnical experts and Utah’s dam regulatory authorities.
Rio Tinto Copper & Diamonds chief executive Arnaud Soirat said “The safety of our employees and wider community is our first priority and having ensured that all our employees are safe and the operations are shut, we are now working with the local emergency services and regulators to ensure the asset is safe before resuming any operations.”

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